Exhibit 99.1

CEO’s presentation Dr David Stamler 21 November 2025

Forward looking statements 2 This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws. Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2025 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled “Risk Factors.’’

Investment highlights 3 Large market potential in neurodegenerative diseases Highly experienced leadership team in movement disorders Oral administration preferred over competition Positive Phase 2 data in Multiple system atrophy (MSA), an aggressive Parkinsonian disorder Robust efficacy on functional endpoint in double - blind study Patient friendly administration Three FDA approvals in neurology ATH434 has Orphan Drug designation for MSA treatment Potential to treat Parkinson’s disease and related disorders

Promising portfolio in neurodegenerative diseases

Program:	Indication:	Discovery	Pre-clinical	Phase 1	Natural History	Phase 2	Phase 3	Collaboration
ATH434-201	Multiple system atrophy Double blind study	▬	▬	▬	▬	▬ *Positive topline data*		
ATH434-202	Multiple system atrophy Open label study	▬	▬	▬	▬	▬ *Positive topline data*		
bioMUSE	Multiple system atrophy Natural history study	▬	▬	▬	▬			Vanderbilt University Medical Center
ATH434	Parkinson's disease	▬	▬	▬				The Michael J. Fox Foundation for Parkinson's Research
ATH434	Friedreich's ataxia	▬	▬					University at Buffalo
Drug discovery	Neurodegenerative diseases	▬						

Alterity THERAPEUTICS

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Multiple System Atrophy (MSA): Parkinsonian disorder with no approved treatment

Rapidly progressive
Highly debilitating

Up to 50,000
patients in U.S.

Disease characteristics:

- Motor: Parkinsonism, uncoordinated movements, balance problems, falls
- Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
- Atrophy and α-synuclein accumulation in multiple brain regions

Over 50%
require wheelchair in 5 years

7.5 years
median survival after symptom onset



Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Parkinsonism
Cerebellar features
Unintelligible speech
Gastrostomy
Multidomain autonomic failure
Pyramidal signs
Tracheostomy
Bronchopneumonia
Uroseptic fever
Sudden death
Clinically established MSA
Premotor MSA
Clinically probable MSA
Death can occur
Years:
0
3
6
9

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Multiple System Atrophy: National Institute of Neurological Disorders and Stroke (nih.gov)

Alterity THERAPEUTICS

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ATH434: Small molecule drug candidate 6 Broad treatment potential Potential to treat many neurodegenerative diseases (e.g., Parkinson’s, Frederich Ataxia) Orphan & Fast Track designations US FDA Fast Track Designation and Orphan drug designation in U.S. and EU Blood - brain barrier penetrant Acts intracellularly to address underlying pathology Efficacy in animal models of disease Efficacy shown in animals with experimental Parkinson’s disease and MSA Oral administration Preferred by patients and doctors vs infusions (IV, intrathecal) or injections ATH434 binding to labile iron

Targeting the pathology of MSA

8 Key players in MSA pathology Two forms of iron required for cellular function: • Energy production and activity of many enzymes • Neurotransmitter synthesis (e.g., dopamine) • Myelin synthesis α - Synuclein protein: • Present in all neurons • Regulates neurotransmitter release • Facilitates neuronal communication Myelination of axons Fe 2+ Fe 3+ Fe 2+ Reactive Fe 3+ Stable Alpha - synuclein and iron balance vital for normal CNS function

ATH434 mechanism of action: Iron chaperone

ATH434 redistributes excess labile (reactive) iron to reduce neuronal injury



Transferrin receptor
Tf
DMT1
ZIP8
ZIP14
Labile iron
ROS
PCBP
ATH434
Ferritin
Enzyme
Endosome
Mitochondria
Ferroportin
1
2
3
Fe2+ Reactive
Fe3+ Stable

PCBP: Poly(rC)-binding proteins

Redistribution mechanisms:

1. Efflux iron from cell (ferroportin)
2. Increase iron storage (ferritin)
3. Buffering Fe^{2+} in labile iron pool

Alterity THERAPEUTICS

Sources: Adapted from Yanatori et al., BBA 2020 and Philpott et al., Frontiers Mol Bio. 2023 | Pall, et al. Metallomics, 2024.

9

Treatment approach: Address underlying pathology 10 Based on its mechanism of action, ATH434 is a potential disease modifying therapy ATH434 redistributes excess labile iron in the CNS Reduces α - synuclein aggregation and oxidative injury Preserves neurons and oligodendrocyte support cells Stabilises or improves patient function

ATH434 clinical development program in MSA

Diligent approach to de-risk development program

Natural History Study

bioMUSE

- Observational study in individuals with MSA
- Designed to de-risk clinical development program
- Identify biomarkers to improve accuracy of patient selection

Phase 2

ATH434-201

Randomized double-blind placebo-controlled trial

Results: clinically meaningful efficacy on MSA rating scale, measures of orthostatic hypotension, disease severity

ATH434-202

Open label trial in advanced MSA patients

Results: showed improved neurological symptoms in more advanced patients and favorable safety

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ATH434-201: Randomized, double-blind, placebo-controlled study

ATH434-201

Patient criteria:

N=77

- Clinical diagnosis of MSA
- Motor symptoms ≤4 years
- No severe impairment
- Elevated brain iron on MRI
- Elevated plasma NfL

Study design:

- ATH434 **75 mg** twice daily
- ATH434 **50 mg** twice daily
- **Placebo twice daily**

12 months treatment

Endpoints:

Key clinical endpoint:
modified UMSARS Part 1

Additional secondary endpoints:
CGI-S, OHSA, Wearable Sensors, Safety

Key biomarker endpoint:
brain iron content by MRI

Alterity THERAPEUTICS

MRI - Magnetic Resonance Imaging; **UMSARS** - Unified MSA Rating Scale (UMSARS) Scale– measures activities of daily living
CGI-S - Clinical Global Impression-Severity scale; **OHSA** - Orthostatic Hypotension Symptom Assessment

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Importance of the Unified MSA Rating Scale Part I (UMSARS I)

ATH434-201

UMSARS Part I Items:

- Speech
- Swallowing
- Handwriting
- Cutting food
- Dressing
- Hygiene
- Walking
- Falling
- Orthostatic symptoms
- Urinary function
- Bowel function
- Sexual function^

Rated from 0 to 48
higher scores worse

Validated rating scale to assess MSA disease severity

Rates functional impairment in domains affected in MSA

UMSARS is the FDA endorsed clinical endpoint to support approval for the treatment of MSA

Alterity THERAPEUTICS

^ Modified version of UMSARS I excludes sexual function item

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Clinically significant efficacy on modified UMSARS Part I Change from baseline to week 52 15 ATH434 - 201 worsening Modified UMSARS I Relative treatment effect Difference vs. placebo LS mean (SE ) Placebo N=22 48% - 3.8 (1.6) ATH434 50 mg N=25 30% - 2.4 (1.7) ATH434 75 mg N=24 Change Placebo Relative Treatment Effect Change ATH434 − Change Placebo 14 16 26 24 22 20 18 * P=0.02 for 50 mg 0 13 26 39 52 P=0.16 for 75 mg Clinical Analysis Population 35% P - value 0.11 - 2.8 (1.7) ATH434 75 mg N=24 Effect of ATH434 75 mg strengthens when correcting for important Baseline differences* * Baseline ortho SBP change as covariate given imbalance of severe OH at baseline

ATH434-201

Orthostatic Hypotension Symptom Assessment (OHSA)
Change from baseline to week 52


10
5
0
-5
Change In OHSA (week 52 BL)
worsening
p=0.08
p=0.14
mean (SE)
Placebo
ATH434
50 mg
ATH434
75 mg



- Assesses symptoms of low blood pressure when going from sitting to standing (e.g., dizziness / feeling faint / lightheadedness)
- Patient reported outcome

Alterity THERAPEUTICS

Clinical Analysis Population

Kaufmann, et al. Clin Auton Res 2012..

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0 - 50 - 100 worsening 17 ATH434 - 201 Step count worsening 0 - 1000 - 2000 - 3000 Change In steps/day p = 0.04 * p = 0.10 Total time walking Change In bouts/day Total standing time Pendant Wearable movement sensor ATH434 - 201 50 mg ATH434 - 201 75 mg Placebo Change In minutes/day 0 - 10 - 20 - 40 - 30 p = 0.13 p = 0.15 worsening Bouts of walking 0 - 20 - 40 - 80 - 60 Change In minutes/day worsening ATH434 preserved walking in outpatient setting Change from baseline to week 52 Clinical Analysis Population

18 1 - Reporting one or more event 2 - None related to Study Drug ATH434 - 201 • Similar rates of AEs in ATH434 and placebo participants • No severe or serious AEs related to study drug • No hematologic side effects ATH434 - 201 ATH434 - 201 Placebo 75 mg N=26 50 mg N=25 twice daily subjects 1 N=26 N (%) of 25 (96.2%) 21 (84.0%) Any Adverse Event (AE) 24 (92.3%) 7 (26.9%) 10 (40.0%) UTI 14 (53.8%) 8 (30.8%) 7 (28.0%) Fall 8 (30.8%) 4 (15.4%) 6 (24.0%) Covid - 19 1 (3.8%) 5 (19.2%) 1 (4.0%) Fatigue 2 (7.7%) 2 (7.7%) 3 (12.0%) Back pain 1 (3.8%) 6 (23.1%) 3 (12.0%) Severe AEs 2 8 (30.8%) 7 (26.9%) 5 (20.0%) Serious AEs 2 10 (38.5%) Adverse Events

ATH434 - 202: Open label study in advanced MSA 19 Key objective was to assess efficacy and safety of ATH434 75 mg dose for comparison to 75 mg dose in 201 double - blind study ATH434 - 201 75mg BID N=24 ATH434 - 202 75 mg BID N=10 Parameter 63.9 (6.7) 64.5 (7.5) Age (yr) 2.3 (0.9) 3.9 (1.8) Duration of motor symptoms (yr) 14.4 (4.4) 19.2 (5.3) Modified UMSARS I 1 48.9 (16.8) 57.5 (20.4) Motor score of Parkinson Plus Scale2 32.3 (9.0) 42.1 (14.1) Plasma NfL (pg/mL) 15.0 (12.2) 16.7 (14.8) OH Symptom Assessment 29.2% 40.0% Severe Orthostatic Hypotension Mean (SD) 1 MSA affected areas by MSA - atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025 Single arm, open - label Design Advanced MSA (n=10) Population ATH434 75 mg BID x 12 months Treatment Iron, volume Brain MRI Biomarkers UMSARS I, clinical/patient global impressions of change Clinical Measures ATH434 - 202

ATH434 - 201 75mg BID N=24 ATH434 - 202 75 mg BID N=10 Change over 12 Months 5.6 (5.6) 3.5 (4.7) Modified UMSARS I 21% 30% Clinical global impression of change (% stable) 26.4% 30% Patient global impression of change (% stable) - 0.42 (0.29) - 0.44 (0.14) Brain volume 1 Mean (SD) ATH434 - 202: Key data at 75 mg dose Comparison to double blind study at 12 mo 20 • No serious AEs related to study drug • AEs consistent with underlying disease 1 In MSA affected areas by MSA - atrophy index. Trujillo, P. et al. Annals of Clin and Trans Neuro, 2025 ATH434 - 202 The 75 mg dose demonstrated comparable efficacy to that observed in the double - blind study

Approach to commercial assessment
Conducted by independent marketing research and forecasting group

Exploratory Research

- **Conduct secondary market research** Assess unmet needs and competitive landscape
- **Develop target product profile** based on Phase 2 clinical data
- **Qualitative research**

  Conduct In-depth interviews and Focus groups with general neurologists, movement disorder neurologists and autonomic specialists to identify decision-making behavior and key drivers and barriers to adoption leveraging the target product profile

- **Develop physician screener and discussion guide** for Quantitative Research

Quantitative Research

- **Conduct ~30-minute online survey among 100 neurologists (~50% general, ~50% specialists)** to determine their awareness, interest, market demand and likelihood of product adoption
- **Assess the Target Product Profile** to better understand its viability, differentiation opportunities and potential barriers to adoption
- **Rigorous methods used to ensure data quality and integrity**

Opportunity Analysis and Forecast

- **Develop forecast assumptions** based on qualitative and quantitative findings.
- **Build a financial valuation** of ATH434 in treatment of MSA

Alterity THERAPEUTICS

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Commercial opportunity in MSA
Key attributes of ATH434 drive significant value

Substantial Unmet Need

Severely debilitating illness with no approved treatment ripe for new entrants

Critical need for a tolerable, disease modifying therapy

Targeted Mechanism of Action

Importance of inhibiting α-synuclein aggregation to address the underlying pathology of disease

Efficacy is the Key Driver

Slowing disease progression is key driver of physician interest

Stabilizing orthostatic hypotension^, one of the most challenging symptoms in MSA, strongly positions ATH434

Strong Intent to Prescribe

Over 70% of neurologists were “extremely likely” or “very likely’ to prescribe ATH434 based on its profile

USD $2.4 Billion

Potential worldwide annual peak sales for ATH434 in MSA

Alterity THERAPEUTICS

^Orthostatic hypertension is the drop in blood pressure on standing; Global peak sales number in U.S. Dollars; Independent market research survey conducted in 2025. Peak sales estimate based on U.S. prevalence of ~19,000

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2025: Strengthening the Foundation for the Future

1. Robust efficacy in Phase 2 double-blind trial on key FDA endpoint
2. Open label trial confirms ATH434's safety and efficacy profile
3. Lead indication MSA is an Orphan Disease with no approved treatment
4. Accomplished team with multiple FDA approvals in neurology
5. Cash Balance:

   A $54.5M as of 30 September

Key Data Readouts, FDA Interactions & Medical Community Engagement

- ATH434-201 Positive Topline Data
- FDA Fast Track Designation in MSA
- ATH434-202 Positive Topline Data
- Phase 3 Trial Planning Ongoing with FDA End-of-Phase 2 expected in mid-2026

Data presentations and publications:

- ✓ *Annals of Clinical and Translational Neurology:* Publication on MSA Atrophy Index
- ✓ American Academy of Neurology (Platform Presentation)
- ✓ American Autonomic Society (Oral Presentation)
- ✓ American Neurological Association
- ✓ International Congress of Parkinson's Disease & Movement Disorders (Platform presentation)
- ✓ International MSA Congress (Oral Presentation)
- ✓ MSA Trust Symposium (Oral Presentation)

Alterity THERAPEUTICS

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